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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. __)

                            ESCALON MEDICAL CORP.

                               (Name of Issuer)

                          Common Stock, No Par Value

                        (Title of Class of Securities)

                                  296074305

                                (CUSIP Number)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

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CUSIP No.  296074305                        SCHEDULE 13G

1.   Name of Reporting Person

                           Combination, Inc.

     I.R.S. Identification No. of Above Person (entities only)     N/A

2.   Check the Appropriate Box if a Member of a Group
                                                           (a) / /
                                                           (b) / /
3.   SEC Use Only

4.   Citizenship or Place of Organization

                           Turks & Caicos Island


Number of Shares         5.   Sole Voting Power
                                    903,614
 Beneficially
                         6.   Shared Voting Power
 Owned by Each                      N/A

Reporting Person         7.   Sole Dispositive Power
                                    903,614
     With
                         8.   Shared Dispositive Power
                                    N/A

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                       903,614

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
                                                                      / /

11.  Percent of Class Represented by Amount in Row 9

                       25.5% - See Note A attached

12.  Type of Reporting Person

                       Co

ITEM 1   (a) NAME OF ISSUER

                       ESCALON MEDICAL CORP.

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES


                       351 East Conestoga Road
                       Wayne, Pennsylvania 19087

ITEM 2   (a) NAME OF PERSON FILING

                       COMBINATION, INC.

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                        Arawak House
                        Box 106
                        Grand Turk
                        Turks & Caicos Island
                        BWI

         (c) CITIZENSHIP

                         BWI

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         (d) TITLE OF CLASS OF SECURITIES

                         Common Stock, No Par Value

         (e) CUSIP NUMBER

                         296074305

ITEM 3   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or

         (c), check whether the person is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act

         (b) [ ] Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment company registered under section 8 of the

                 Investment Company Act of 1940

         (e) [ ] An investment adviser in accordance with Rule

                 13d-1(b)(1)(ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in

                 accordance with Rule 13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in


                 accordance with Rule 13d-1(b)(1)(ii)(G)

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         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

                 Company Act of 1940

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box

         [X]

ITEM 4   OWNERSHIP

         (a) Amount beneficially owned:

                     903,614 - See Note A attached

         (b) Percent of class:

                     25.5% - See Note A attached

         (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote:

                     903,614 - See Note A attached

              (ii) Shared power to vote or to direct the vote:

             (iii) Sole power to dispose or to direct the disposition of:

                     903,614 - See Note A attached

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              (iv) Share power to dispose or to direct the disposition of:

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following


         [ ]


ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                    N/A

ITEM 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
         ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9   NOTICE OF DISSOLUTION OF GROUP


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ITEM 10  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 16, 1998
                                         --------------------------------
                                         (Date)

                                         /s/
                                         --------------------------------
                                         (Signature)

                                         David Freund, President
                                         --------------------------------
                                         (Name/Title)


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NOTE A: Combination, Inc. is filing this Form 13-G at the express direction of the Commission's staff. The number of shares set forth herein is based on an average closing bid price of $1.80 less the applicable conversion percentage. Said price reflects the closing bid price for the five trading days ending on April 15, 1998.

         Pursuant to Paragraph 4(i) of that certain Securities Purchase Agreement dated as of December 31, 1997 between Combination, Inc. and the

Company, Combination will not, at any time, be the holder of in excess of 4.99% of the outstanding shares of common stock of the Company (other than common stock which may be deemed beneficially owned through the ownership of the unconverted portion of Preferred Stock). Said Securities Purchase Agreement is filed as Exhibit 4.2 to the Registration Statement on Form S-3 filed by the Company on January 20, 1998. See also BankBoston Capital Corp. (No action letter available August 10, 1987).